Issuer Free Writing Prospectus
Filed by CurrencySharesSM Mexican Peso Trust
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-132367
Dated January 2, 2008

Subject line: CurrencySharesSM: Cost-Effective Access to the Foreign Exchange Market

Title: CurrencySharesSM: Convenient, Cost-Effective Access to the Foreign Exchange Market

Looking for a way to further diversify a portfolio beyond traditional asset classes? With a low correlation to stocks and bonds, investing in CurrencyShares may help. CurrencyShares, an exchange traded suite of products, offers investors and institutions of all sizes a convenient and cost-effective method to access the foreign exchange market—the largest and most liquid financial market in the world.

Due to the grantor trust structure of CurrencyShares, clear taxation rules are in place1. Some of the CurrencyShares products may distribute interest to shareholders if interest earned during the previous month exceeds the expenses of the particular trust. This interest is distributed to the shareholders on a monthly basis and shareholders may reinvest the payment as they wish. The interest is then taxed as ordinary income.

The benefits of an investment in CurrencyShares include:

•	Clear taxation rules[1]
•	ETNs are unsecured promissory notes while CurrencyShares represent an undivided interest in currency held in a bank account[2]
•	The sole asset of each trust is actual currency, rather than currency derivatives[3]
•	Potential monthly interest distribution[4]
•	The ability to utilize trading strategies to capture currency interest rate differentials

Click here for frequently asked questions about CurrencyShares and IRS Revenue Ruling 2008-1 or contact us at 877.RYDEX34.

Click here to request an information kit about currency investing.

1 Shareholders of each CurrencyShares trust will be treated, for U.S. federal income tax purposes, as if they owned a proportion of the assets held by the particular trust. Therefore, shareholders are required to recognize gains or losses when the trust converts the foreign currency it holds to U.S. dollars to pay the sponsor’s fee or to make distributions to the shareholders. Any long-term or short-term gains in CurrencyShares due to currency moves are taxed at an ordinary rate.

2 CurrencyShares products are structured as grantor trusts. They are exchange traded products that are registered under the Securities Act of 1933 and the Securities Exchange Act of 1934.

3 The depository—JPMorgan Chase Bank, N.A., London Branch—will accept deposits of the appropriate foreign currency for each CurrencyShares trust and facilitate the transfer of the foreign currency into and out of each trust.

4 Although CurrencyShares may pay monthly interest, provided that interest in a given month exceeds trust expenses, such interest is not expected to form a significant part of the shareholders’ investment return.

This information must be accompanied by each CurrencyShares trust’s current prospectus, which may be obtained directly by accessing the following links: CurrencyShares Australian Dollar (FXA); CurrencyShares British Pound Sterling (FXB); CurrencyShares Canadian Dollar (FXC); CurrencyShares Euro (FXE); CurrencyShares Japanese Yen (FXY); CurrencyShares Mexican Peso (FXM); CurrencyShares Swedish Krona (FXS); CurrencyShares Swiss Franc (FXF). Alternatively, a current prospectus for each of the trusts may be obtained free of charge by calling 800.820.0888. Each prospectus contains more complete information about the specific CurrencyShares trust. Investors should consider the investment objective, risks, charges, and expenses of each CurrencyShares trust carefully before investing. Each trust’s prospectus contains this and other information about the trust. Please read the appropriate prospectus carefully before you invest. CurrencyShares trusts are not investment companies registered under the Investment Company Act of 1940.

CurrencyShares are subject to risks similar to those of stocks and may not be suitable for all investors. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. The prospectus pertaining to each product contains this and other information about the product. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the selling shareholder may have to pay brokerage commissions in connection with the sale. Investment returns and principal value will fluctuate so that when shares are redeemed, they may be worth more or less than original cost. Shares may only be redeemed directly from the trust by authorized participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The value of the shares relates directly to the value of the currency held by the trust. For a more complete discussion of risk factors applicable to the trust, read the prospectus carefully.

This information does not constitute tax advice. Please consult your tax advisor and/or state and local tax offices for more complete information.

CurrencyShares is a service mark of Rydex Investments and is protected by copyright.

Rydex Specialized Products LLC, d/b/a Rydex Investments, is the sponsor of each of the CurrencyShares trusts. Rydex Distributors, Inc., an affiliate of Rydex Investments and Rydex Specialized Products LLC, is the distributor of each of the CurrencyShares trusts.

Questions and Answers about IRS Revenue Ruling 2008-1

What is the ruling about?

Revenue Ruling 2008-1, which was issued on December 7, 2007, describes the tax treatment of a financial instrument which is purchased with the U.S. dollar equivalent of a specified amount of foreign currency and which provides that at maturity the issuer will deliver the U.S. dollar equivalent of the specified amount of foreign currency plus the U.S. dollar value of a return based on market interest rates in the foreign currency. The ruling holds that this instrument is classified as debt, even though the amount of U.S. dollars received at maturity may be less than the amount of U.S. dollars used to purchase the instrument. This treatment applies whether the instrument is privately-offered, publicly-offered or traded on an exchange. Therefore, any interest accrued during the contract is taxable to investors as the interest accrues, and a gain or loss from the sale or redemption of the instrument will be ordinary. Some industry participants had claimed that certain foreign currency exchange traded notes (ETNs) were not classified as debt and that the holders could defer the recognition of the amounts accruing on the ETNs, and could obtain the benefits of the preferential long-term capital gains rate (15%) upon the sale or redemption of the ETNs.

Does this new ruling affect Rydex CurrencySharesSM?

No.

What are the tax implications for the investors in CurrencyShares products?

Shareholders of each CurrencyShares Trust will continue to be treated, for U.S. federal income tax purposes, as if they owned a pro rata share of the assets held by the particular Trust. Because of this, the income and expenses of each Trust “flow through” to the Trust’s shareholders. Any U.S. person who owns CurrencyShares is required to recognize currency exchange gains or losses when the Trust converts the foreign currency it holds to U.S. dollars to make distributions to the shareholders, or uses the foreign currency it holds to pay the sponsor’s fee. Any U.S. person who owns CurrencyShares is also required to recognize interest income at the time that the corresponding Trust receives interest earnings. Shareholders should refer to the applicable CurrencyShares Trust prospectus for important tax information. The preferential federal income tax rate generally applicable to long-term capital gains does not apply to any gains (long-term or short-term) on CurrencyShares or to any interest income attributable to CurrencyShares.

Do the CurrencyShares products earn income?

Shareholders may earn income, although earning income for shareholders is not the objective of the CurrencyShares Trusts. Whether investors earn income primarily depends on the relative value of the currency held by the Trust and the U.S. dollar. In general, a currency exchange gain will be recognized by a shareholder if the currency held by the Trust appreciates relative to the U.S. dollar during the period that the shareholder owns CurrencyShares. A currency exchange loss will be recognized by a shareholder if the currency held by the Trust depreciates relative to the U.S. dollar during the period that the shareholder owns CurrencyShares.

Do the CurrencyShares products make income distributions to shareholders?

Although paying interest is not an investment objective of the CurrencyShares Trusts, some of the Trusts may distribute interest. In contrast to ETNs, which reinvest the interest earned, the Trusts may distribute interest to shareholders on a monthly basis if interest earned during the previous month exceeds the expenses of the particular Trust.

How does the CurrencyShares product structure differ from the ETN structure?

CurrencyShares products are structured as grantor trusts. They are exchange traded products that are registered under the Securities Act of 1933 and the Securities Exchange Act of 1934, and are subject to SEC prospectus delivery and periodic reporting requirements. As opposed to ETNs, which are unsecured promissory notes, CurrencyShares represent an undivided interest in currency held in a bank account (at JPMorgan Chase Bank N.A., London Branch).

Each CurrencySharesSM Trust is offered only by a current prospectus which may be obtained by clicking on the following links: CurrencyShares Australian Dollar (FXA); CurrencyShares British Pound Sterling (FXB); CurrencyShares Canadian Dollar (FXC); Currency Shares Euro (FXE); CurrencyShares Japanese Yen (FXY); CurrencyShares Mexican Peso(FXM); CurrencyShares Swedish Krona (FXS); CurrencyShares Swiss Franc (FXF). Alternatively, a current prospectus for each of the Trusts may be obtained free of charge by calling 800.870.0888. Each prospectus contains more complete information about the specific CurrencyShares Trust. Investors should consider the investment objectives, risks, charges, and expenses of each CurrencyShares Trust carefully before investing. Each Trust’s prospectus contains this and other information about the trust. Please read the appropriate prospectus carefully before you invest or send money. CurrencyShares Trusts are not investment companies registered under the Investment Company Act of 1940.

CurrencyShares are subject to risks similar to those of stocks and may not be suitable for all investors. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. The prospectus pertaining to each product contains this and other information about the product. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the selling shareholder may have to pay brokerage commissions in connection with the sale. Investment returns and principal value will fluctuate so that when shares are redeemed, they may be worth more or less than original cost. Shares may only be redeemed directly from the Trust by Authorized Participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The value of the shares relates directly to the value of the currency held by the Trust. For a more complete discussion of risk factors applicable to the Trust, read the prospectus carefully.

This information does not constitute tax advice. Please consult your tax advisor and/or state and local tax offices for more complete information.

CurrencyShares is a service mark of Rydex Investments and is protected by copyright.

Rydex Specialized Products LLC, d/b/a Rydex Investments, is the sponsor of each of the CurrencyShares Trusts. Rydex Distributors, Inc., an affiliate of Rydex Investments and Rydex Specialized Products LLC, is the distributor of each of the CurrencyShares Trusts.